Bratton Construction, LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
42600 · Construction Income	593,940.30
42650 · Notary Service	187.99
42700 · COVID 19 Relief Funds	33,800.00
46250 · Consulting Income	600.00
Total Income	628,528.29
Cost of Goods Sold	
50200 · Bond Expense	100.00
50400 · Construction Materials Costs	18,081.75
50800 · Equipment Rental for Jobs	1,673.62
51900 · Other Construction Costs	6,708.49
53600 · Subcontractors Expense	152,950.89
53800 · Tools and Small Equipment	43,145.70
Total COGS	222,660.45
Gross Profit	405,867.84
Expense	
10000 · Employer Payroll Taxes	
10100 · OR Unemployment Tax	1,660.58
10200 · WA Unemployement Taxes	172.34
10300 · Federal Unemployment Tax	874.46
10000 · Employer Payroll Taxes - Other	114.00
Total 10000 · Employer Payroll Taxes	2,821.38
16500 · Gifts	523.43
21000 · Labor & Industries	20.00
23000 · Estimator	1,537.25
26000 · Employee Reimbursement	3,399.22
60000 · Advertising & Promotion	
60003 · Website Expenses	514.00
60009 · Printed & Promo Products	434.00
60000 · Advertising & Promotion - Other	203.89
Total 60000 · Advertising & Promotion	1,151.89
60100 · Auto and Truck Expenses	
60200 · Auto Insurance	4,224.11
60100 · Auto and Truck Expenses - Other	7,985.97
Total 60100 · Auto and Truck Expenses	12,210.08
60150 · Outside services	5,388.04
60400 · Bank Service Charges	41.81
61000 · Business Licenses and Permits	3,210.51
61500 · Background Checks	512.00
62000 · Continuing Education / Training	507.37
62400 · Depreciation Expense	1,475.96
63300 · Insurance Expense	
63310 · General Liability Insurance	4,651.65
63360 · Worker's Compensation	2,291.40
63300 · Insurance Expense - Other	2,177.49
Total 63300 · Insurance Expense	9,120.54
63400 · Interest Expense	730.81
64300 · Meals and Entertainment	2,126.99
64900 · Office Supplies	1,561.56

Bratton Construction, LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
65000 · Office Expenses	
61700 · Computer Supplies & Software	1,601.62
62500 · Dues & Subscriptions	12.71
66500 · Postage & Delivery	447.65
66550 · Printing	5.74
68000 · Storage Unit	1,938.91
Total 65000 · Office Expenses	4,006.63
66000 · Payroll Expenses	
66100 · Day Labor / Temporary Employees	4,869.00
66000 · Payroll Expenses - Other	64,238.22
Total 66000 · Payroll Expenses	69,107.22
66700 · Professional Fees	
66600 · Accounting & Bookkeeping Fees	3,368.04
66705 · Attorney & Other Legal	300.00
Total 66700 · Professional Fees	3,668.04
67100 · Rent Expense	3,900.00
67200 · Repairs and Maintenance	179.00
68100 · Telephone Expense	4,488.04
68400 · Travel	
64806 · Transportaion During Travel	2,384.08
68401 · Airfare	28.09
68403 · Meals While Traveling	49.19
68405 · Lodging / Hotels	429.51
68406 · Parking	2.00
68400 · Travel - Other	688.92
Total 68400 · Travel	3,581.79
68600 · Utilities	40.00
68604 · Internet Access	497.49
80528 · Personal Healthcare and Medical	441.97
Total Expense	136,249.02
Net Ordinary Income	269,618.82
Net Income	**269,618.82**

Bratton Construction, LLC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Beneficial State Bank Checking	1,552.07
Beneficial State Bank Savings	170.28
1 · OnPoint	27,166.51
Total Checking/Savings	28,888.86
Accounts Receivable	
11000 · Accounts Receivable	226,474.58
Total Accounts Receivable	226,474.58
Total Current Assets	255,363.44
Fixed Assets	
15010 · Transportation equipment	22,139.37
15020 · Computer equipment	2,784.78
17000 · Accumulated Depreciation	-1,475.96
Total Fixed Assets	23,448.19
TOTAL ASSETS	**278,811.63**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	22,882.32
Total Accounts Payable	22,882.32
Credit Cards	
01 · Onpoint Credit Union	364.29
Total Credit Cards	364.29
Other Current Liabilities	
24000 · Payroll Liabilities	4,403.78
Total Other Current Liabilities	4,403.78
Total Current Liabilities	27,650.39
Total Liabilities	27,650.39
Equity	
100000 · Owners Draw	-36,842.52
32000 · Retained Earnings	7,081.03
34025 · Adjustment to retained earnings	11,303.91
Net Income	269,618.82
Total Equity	251,161.24
TOTAL LIABILITIES & EQUITY	**278,811.63**

Bratton Construction LLC

Statement of Cash Flows

	For the year ended December 31, 2021
Increase (Decrease)in Cash and Cash Equivalents	
Cash flows from operating activities	
Net income	$ 269,619
Depreciation expense	2,024
Changes in assets and liabilities	
Accounts receivable	(238,985)
Undeposited funds	15,374
Accounts payable	19,524
Credit card liabilities	209
Other liabilities	-
Net cash provided by (used in) operating activities	67,765
Cash flows from investing activities:	
Property, plant, and equipment	(21,242)
Net cash provided by (used in) investing activities	(21,242)
Cash flows from financing activities:	
Loan to shareholder	-
Retained earnings adjustments	10,027
Members' draws	(36,843)
Net cash provided by (used in) financing activities	(26,816)
Net increase (decrease) in cash and cash equivalents	19,707
Cash and cash equivalents at the beginning of the period	9,182
Cash and cash equivalents at the end of period	$ 28,889